SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For 6 September 2002

STAGECOACH GROUP
(Translation of registrant's name into English)

10 Dunkeld Road
Perth, PH1 5TW
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No ✓

STAGECOACH GROUP

10 Dunkeld Road
Perth
PH1 5TW
Scotland

T +44 (0)1738 442111
F +44 (0)1738 643648

stagecoachgroup.com

**EXTRACTS OF SPEECH BY ROBERT SPEIRS,
ACTING CHAIRMAN OF STAGECOACH GROUP PLC
AT THE 22ND ANNUAL GENERAL MEETING OF THE COMPANY
HELD AT THE LESSER CITY HALL, PERTH
ON FRIDAY 6 SEPTEMBER 2002**

In common with the transport sector as a whole, Stagecoach Group has faced unprecedented challenges over the past year.

The results for the year to 30 April 2002 were in line with expectations, however we were disappointed with trading at the start of this financial year in Coach USA.

CURRENT TRADING

As indicated in our 2002 annual report, revenues and operating profits at Coach USA at the start of the new financial year are below our expectations. Revenues have not yet recovered to pre September 11 levels and the results for July 2002 show a similar pattern to May and June 2002. Overall, like for like revenues for the three months ended 31 July 2002 were approximately 8% below prior year levels. This reflects a softening US economy and an increasingly competitive market. As we explained when we announced our 2002 results, we do not anticipate trading to improve and expect 2002/03 operating profits for Coach USA to be no better than 2001/02.

At South West Trains we have seen a decline in season ticket revenues, in line with other London and South East operators. Although passenger volumes have seen a slight increase this has mainly been in the lower priced off-peak sector. Peak product sales have suffered from the decline in Central London employment. Overall revenues for the 16 weeks ended 17 August 2002 are 0.7% below prior year levels (1.7% below after excluding the period affected by industrial action in the prior year). The company continues to receive compensation payments from Railtrack related to poor infrastructure performance that have partly offset the revenue decrease to date. However, South West Trains' own operational performance is still not meeting our expectations, especially in relation to train service performance. Remedial action is being taken to redress this situation.

At Virgin Rail Group revenues have increased in the early part of the year. Passenger revenues for the 16 weeks ended 17 August 2002 are 12.4% above prior year levels. Under the agreement reached with the Strategic Rail Authority, the West Coast Mainline franchise is operating under SRA support until March 2003 and the Cross Country franchise until March 2004. As a result, Virgin Rail Group is expected to break-even in the current financial year.

Stagecoach Group plc. Registered Office: 10 Dunkeld Road, Perth PH1 5TW, Scotland. Registered in Scotland No. 100764.

Our UK Bus business continues to benefit from strong revenue and passenger growth in the London market, arising as a result of our success in winning and retaining tenders. Provincial revenues and operating profits have increased slightly and are in line with our expectations. Overall revenues for the 16 weeks ended 17 August 2002 are 3.9% above the prior year.

Our overseas bus businesses continue to perform well. The New Zealand operations continue to show strong volume and revenue growth, particularly in the Auckland bus market. The operations in Hong Kong also show volume and revenue growth. Overseas trading results are in line with our expectations at this stage.

FUTURE STRATEGY

The year ahead will be a challenging time for the Group but we have begun the year with actions that should secure our interests in South West Trains and Virgin Rail Group.

Our strategy remains focused on core bus and rail opportunities in selected geographic markets.

The detailed review of all of Coach USA's operations that we announced in July is continuing under the direction of the Acting Chief Executive, and we shall provide an update on the results of this review in due course.

Negotiations with the Strategic Rail Authority are continuing on the replacement South West Trains franchise. I am confident that the new arrangements for the franchise will reflect the best risk and reward balance for shareholders.

It has been a particularly difficult and challenging year for the people who manage and deliver front-line services to customers. I want to record my grateful thanks for their energy, loyalty and hard work. We will continue to invest in our people; they have a crucial role to play at all levels in an increasingly competitive market place.

-ends-

Enquiries:

Stagecoach Group 01738 442 111
Robert Ballantyne, Head of Corporate Communications

Smithfield Financial 020 7360 4900
John Kiely

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By:

Name: Derek Scott
Title: Company Secretary

Dated: 6 September 2002